Exhibit 99.6
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Second quarter 2010 operations review
14 July 2010
Chief executive Tom Albanese said: “2010 continues to shape up well for Rio Tinto and we are driving our operations at close to capacity. Markets for most of our products are strong and the overall long term demand outlook is positive. But in recent weeks, fears about a possible double-dip recession in OECD countries and a slight slowdown in Chinese growth have led to some weakening in sentiment. We believe this pattern of volatility in the global economy is set to continue.
“Growth is firmly back on our agenda. We have a large range of options for expansion and investment competing for capital. Now that much of the uncertainty over the Australian resource tax has been removed, we are starting to move ahead with projects there with the announcement today of $200m of funding to prepare for the expansion of our Pilbara operations to 330 million tonnes a year.”
•	Rio Tinto’s global iron ore production was two per cent lower than the second quarter of 2009. First half production was 15 per cent higher than the first half of 2009 when markets were recovering from the global financial crisis.

•	The Pilbara system continued to operate at close to its nameplate capacity during the quarter with production for the 12 months to 30 June 2010 exceeding 219 million tonnes (100 per cent basis).

•	Mined copper and gold production were down 19 per cent and 34 per cent, respectively, on the second quarter of 2009 primarily due to lower grades at Kennecott Utah Copper and Grasberg.

•	Molybdenum production was 14 per cent higher than the second quarter of 2009, attributable to higher grades at Kennecott Utah Copper.

•	Bauxite production increased 10 per cent on the second quarter of 2009 and production levels were sustained for alumina and aluminium, in line with improving market demand.

•	Low snow and rain levels in the Saguenay region of Quebec during the first half are expected to lead to reduced power generation and the subsequent need to purchase power or curtail aluminium production. The impact on EBITDA in the second half of 2010 is expected to be approximately $100 million.

•	Australian hard coking coal production was up 26 per cent on the second quarter of 2009 following increased investment at the Queensland operations. Australian thermal coal production was down four per cent on the same period.

•	Uranium production was down 28 per cent on the second quarter of 2009 due to lower grades at ERA.

•	A recovery in diamonds and minerals production reflected improved market fundamentals compared with the difficult conditions of 2009 when operations were idled.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 26
•	Rio Tinto restarted the $401m (Rio Tinto share $235 million) expansion of Iron Ore Company of Canada’s concentrate capacity by 4 million tonnes to 22 million tonnes per annum by 2012.

•	Rio Tinto is to invest $469 million in constructing the Kennecott Eagle nickel and copper mine in Michigan following receipt of final environmental approvals. First production is expected in late 2013.

•	Rio Tinto today announced the approval of $200 million to prepare for the expansion of its iron ore operations in Western Australia, to allow dredging contracts to be issued as part of early works on the expansion of the Cape Lambert port, supporting the Pilbara operations’ overall capacity increase to 330 million tonnes a year (Mt/a) and beyond.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated
CORPORATE ACTIVITY
During the first half of 2010, Rio Tinto completed $3.6 billion of previously announced divestments comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions and two undeveloped properties sold by Coal & Allied.
Since February 2008, Rio Tinto has completed divestments in excess of $10 billion.
On 30 June, Rio Tinto increased its ownership in Ivanhoe to 29.6 per cent, following the exercising of all of its Series A warrants for a total consideration of $393 million.
On 5 July the Company announced that it had completed the Alcan Packaging divestment with the closing of the Medical Flexibles and Alcan Beauty Packaging transactions.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Hamersley	29,600	-5%	-1%	59,589	+10%
Hope Downs	4,052	+47%	-0%	8,106	+82%
Robe River	7,675	-8%	+3%	15,123	+16%
IOC (pellets and concentrate)	2,284	-9%	+22%	4,153	-5%
Markets
Second quarter sales volumes from the Pilbara region of Western Australia of 56 million tonnes (100 per cent basis), were five per cent higher than the previous quarter and six per cent higher than the corresponding quarter of 2009. Shipments to all major markets, including the largest single market, China, were maintained at or close to capacity levels and totalled over 220 million tonnes over the course of the past twelve months.
During the quarter, agreements were signed with around 50 per cent of Asian customers for pricing on a quarterly basis reflecting the structural shift away from annual benchmark pricing. Sales are being provisionally priced to all other customers on the same basis. Third quarter iron ore prices (from 1 July) will be based on the average indexed price from March to May 2010.
Pilbara expansion
Rio Tinto today announced the approval of US$200 million to prepare for the expansion of its iron ore operations in Western Australia.
The decision will allow the issuing of dredging contracts as part of early works on the expansion of the Cape Lambert port (CLB), supporting the Pilbara operations’ overall capacity increase to 330 million tonnes a year and beyond.

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The dredging is associated with the proposed construction of an additional 1.8 kilometre, four-berth jetty and wharf at Cape Lambert to increase its current annual capacity of 80 million tonnes by a further 100 million tonnes.
Rio Tinto’s planned growth of its Pilbara iron ore operations to 330 Mt/a capacity consists of the following steps:
•	225 Mt/a by Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by Q2 2012 — Dampier port incremental gains (in feasibility study)

•	280 Mt/a by H1 2014 — CLB 1st 50 Mt/a increment (now in feasibility study)

•	330 Mt/a by H1 2016 — CLB 2nd 50 Mt/a increment (pre-feasibility completed)
Pilbara operations
Pilbara production was steady, running at near nameplate capacity throughout the quarter. First half production was 19 per cent higher than the same period of 2009, when markets were recovering from the global financial slowdown. In the past 12 months, total Pilbara production was 219 million tonnes.
During the quarter Rio Tinto’s new mine at Mesa A ramped up towards its full capacity of 20 million tonnes per annum. Final pre-strip and construction work was undertaken at Brockman 4 and at the Western Turner Syncline extension of Tom Price. Both mines commenced production in the first week of July.
The Operations Centre, which manages scheduling and mine, coastal, rail and other key Pilbara infrastructure from Perth with approximately 430 employees, officially opened in June.
On 21 June, Rio Tinto and the Western Australian Government signed an agreement allowing for higher royalties on fines production at all of its mines (from 3.75% to 5.625% on revenue) applicable from 1 July 2010, that will enable greater flexibility and efficiency in managing their iron ore mining operations and infrastructure in the Pilbara, allowing expansions and alternative secondary processing investments.
On 30 June, the Australian Competition Tribunal ruled that Rio Tinto’s Hamersley line, which is the principal artery of Rio Tinto’s integrated operations in the Pilbara, linking 10 of its 12 mines to the ports, should not be mandated open to third party access. The Tribunal also ruled that the Robe River line, running from Mesa A to Cape Lambert, be accessible until 2018.
Iron Ore Company of Canada (IOC)
A higher pellet to concentrate final product ratio at IOC in the second quarter resulted in nine per cent lower total tonnes produced overall as there is a weight loss in transforming concentrate to higher value pellets. Second quarter production of pellets were 55 per cent higher than the corresponding quarter of 2009 following a return to full capacity with all six pellet furnaces in production. This increased demand for pellets, which create more margin than concentrates, led to a 60 per cent decline in second quarter concentrate production.
In May Rio Tinto restarted its $401m (Rio Tinto share $235 million) expansion of IOC’s concentrate capacity by 4 million tonnes to 22 million tonnes per annum by 2012, with plans underway to increase annual capacity to 26 million tonnes.
HIsmelt
The HIsmelt pig iron plant in Western Australia remains on a care and maintenance programme due to depressed global pig iron prices.
2010 production guidance
In 2010, Rio Tinto’s global iron ore production for its Australian and Canadian operations is expected to be approximately 234 million tonnes on a 100 per cent basis.

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COPPER
Rio Tinto share of production

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Kennecott Utah Copper
Mined copper (000 tonnes)	54.8	-36%	-11%	116.1	-28%
Refined copper (000 tonnes)	59.6	-8%	-15%	129.7	-3%
Molybdenum (000 tonnes)	2.8	+14%	-13%	6.0	+34%
Mined gold (000 ozs)	110	-31%	-30%	267	-7%
Refined gold (000 ozs)	146	+30%	-16%	320	+46%
Escondida
Mined copper (000 tonnes)	81.0	+6%	+11%	153.8	-0%
Refined copper (000 tonnes)	23.1	-10%	+22%	41.9	-15%
Grasberg JV
Mined copper (000 tonnes)	13.8	-45%	+3%	27.2	-46%
Mined gold (000 ozs)	26	-65%	-32%	64	-48%
Kennecott Utah Copper
Production of copper, gold and silver in concentrates was lower than all comparative periods due to lower ore grades. Higher molybdenum ore grades and optimisation of the concentrator’s flotation circuit resulted in 14 per cent higher production in the second quarter compared with the same period of 2009. Second quarter molybdenum production was lower than first quarter due to lower ore grades. Copperton mill throughput for the first half was a new record, building upon the previous record set in 2009.
Copper concentrates smelted and production of refined copper were lower than all comparative periods due to a planned 19 day smelter shutdown successfully completed in the second quarter. Refined gold and silver production was higher than the corresponding quarter of 2009 due to processing high grade ore mined in late 2009.
Escondida
Mined copper was six per cent higher than the second quarter of 2009 from a combination of higher head grades and an increase in copper in ore stacked for leaching.
Refined copper production declined by ten per cent compared with the same quarter of 2009 primarily due to maintenance activities and the continued production ramp up following improvements to safety procedures.
Grasberg
Freeport is due to release its 100 per cent operating data for the second quarter on 21 July 2010. Based on Freeport’s estimated data, Rio Tinto’s second quarter share of joint venture copper and gold was impacted by lower ore grades and lower mill throughput.
Eagle
Rio Tinto is to invest $469 million in constructing the Kennecott Eagle nickel and copper mine in Michigan (USA) following receipt of final environmental approvals. Construction of the mine and mill will begin this year and first production is expected in late 2013. The mine will produce separate nickel and copper concentrates containing an average of 17,300 and 13,200 tonnes per year of nickel and copper metal respectively over six years.
Oyu Tolgoi
On 30 June Rio Tinto announced that it was exercising all of its Series A warrants, increasing its ownership of Ivanhoe shares by 7.3 per cent to 29.6 per cent, for a total consideration of $393 million. Production at Oyu Tolgoi is expected to commence in 2013, with a five year ramp up to full production.
Provisional pricing
At 30 June 2010 the Group had 239 million pounds of copper sales that were provisionally priced at US 296 cents per pound. The final price of these sales will be determined during the second half of

Continues	Page 5 of 26
2010. This compared with 267 million pounds of open shipments at 31 December 2009 provisionally priced at US 335 cents per pound.
2010 production guidance
In 2010, Rio Tinto’s share of mined and refined copper production is expected to be 690,000 tonnes and 380,000 tonnes, respectively.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Bauxite	7,945	+10%	-4%	16,190	+14%
Alumina	2,240	+5%	+1%	4,451	+3%
Aluminium	952	+1%	+2%	1,889	+0%
Bauxite
Second quarter bauxite production was ten per cent higher than the same quarter of 2009 with increased production at Weipa and Sangaredi in line with rising third party demand.
Alumina
Second quarter alumina production was five per cent higher than the same quarter of 2009 when production cutbacks were made, primarily at the Vaudreuil refinery. Idled capacity at this plant was restarted in the fourth quarter of 2009.
Aluminium
Second quarter aluminium production was one per cent higher than the same quarter of 2009, driven by higher production at NZAS following a transformer failure in 2009 and a gradual return to full capacity at the operating UK smelters, partly offset by the cessation of smelting activities at Anglesey, all reflecting continued market discipline.
Low snow and rain levels in the Saguenay region of Quebec during the first half are expected to lead to reduced power generation. This will result in the need to purchase additional power or curtail production over the course of the next 12 months, all depending on market conditions. The impact on EBITDA in the second half of 2010 is expected to be approximately $100 million.
In July, the Laterrière smelter in Quebec suffered a significant power outage after two electrical transformers failed, leaving the plant without the adequate energy required to continue operating at full capacity. The smelter is currently operating at half of its total capacity of 235,000 tonnes.
2010 production guidance
In 2010, Rio Tinto’s share of alumina and aluminium production is expected to be 9.4 million tonnes and 3.7 million tonnes, respectively.
ENERGY
Australian coal
Rio Tinto share of production (000 tonnes)

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Rio Tinto Coal Australia
Hard coking coal	2,395	+26%	+29%	4,254	+30%
Other coal	5,530	-4%	+14%	10,393	-6%
Hard coking coal production from the Queensland coal operations increased by 26 per cent compared with the same quarter of 2009, following increased investment. Hail Creek experienced increased extraction from a higher yielding seam and benefited from additional heavy mobile equipment whilst good plant reliability and higher processing rates boosted Kestrel production.
Thermal and semi-soft coal production was four per cent lower than the corresponding quarter of 2009, mainly attributable to Blair Athol winding down to 3 million tonnes per annum. This was partly offset by the ramp up of Clermont which produced its first 0.5 million tonnes in the quarter.

Continues	Page 6 of 26
2010 production guidance
In 2010, Rio Tinto’s share of Australian hard coking, semi soft coking coal and thermal coal production is expected to be 9.4 million tonnes, 3.3 million tonnes and 19.7 million tonnes, respectively.
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
US Coal	11,143	-47%	+11%	21,216	-50%
The table above reflects Rio Tinto’s changed shareholdings following the initial public offering of Cloud Peak Energy Inc in November 2009.
Uranium
Rio Tinto share of production (000 lbs)

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Energy Resources of Australia	1,196	-45%	-12%	2,557	-37%
Rössing	1,432	-2%	+7%	2,768	-6%
Second quarter production at ERA was impacted by lower average feed grade due to mine sequencing issues associated with the area of instability on the south wall of pit 3 and higher than usual rainfall late in the wet season.
Energy evaluation projects
During the first half of 2010, Rio Tinto’s subsidiary Coal & Allied divested two undeveloped coal projects, Vickery and Maules Creek. The profit on disposal is expected to be recognised within underlying earnings within Energy evaluation projects and is estimated to be $435 million pre-tax and $230 million post tax and minorities.
DIAMONDS & MINERALS
Rio Tinto share of production

	Q2 10	vs Q2 09	vs Q1 10	H1 10	vs H1 09
Diamonds (000 carats)
Argyle	2,605	+538%	+3%	5,136	+7%
Diavik	967	+13%	+3%	1,905	-1%

Minerals (000 tonnes)
Borates	136	+72%	+22%	247	+30%
Titanium dioxide feedstock	355	+7%	+8%	684	+4%
Talc	264	+18%	+10%	504	+18%
Production at Argyle returned to normal levels following the maintenance shut down at the processing facilities in the second quarter of 2009.
At Diavik, ore processed during the second quarter increased by 37 per cent compared with the same quarter of 2009 but more ore was sourced from the lower grade A418 pit resulting in the 13 per cent increase in carat production. Operations were scaled back in 2009 in response to the economic slowdown.
Minerals production continued to recover in line with market conditions with borates demand in Asia remaining firm and the recovery in the auto sector driving talc demand. Second quarter borate production rebounded from the planned inventory drawdowns of the previous quarter, which was adversely affected by industrial disruption.
Second quarter titanium dioxide feedstocks production also reflected improved market conditions and included increased QMM ore from the Madagascar mine processed in Quebec.

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EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2010 was $214 million compared with $242 million in same period of 2009. During the first half of 2010 the Group realised $67 million (pre-tax) from the divestment of central exploration properties, compared with $73 million in the same period of 2009.
Exploration highlights
At the Amargosa bauxite project, Brazil, an Order of Magnitude Study has commenced. Current activities are focused on developing the resource model.
In Kazakhstan, a non-binding Memorandum of Understanding was signed with Tau-Ken Samruk to conduct joint venture exploration for copper and other minerals.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Australia, Brazil, Guyana, Laos
Copper	Copper: Bingham Orbit, US.	Copper: Chile, US, Peru, Russia, Kazakhstan
	Nickel: Tamarack, US.	Nickel: Mozambique, South Africa, Canada
Diamonds & Minerals		Diamonds: India, Canada, Democratic Republic of Congo
Energy	Coal: Altai Nuurs, Mongolia, Bowen Basin, Australia	Coal: Tanzania
	Uranium: Rössing, Namibia	Uranium: Jordan
Iron Ore	Pilbara, Australia.	Democratic Republic of Congo, Canada

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Eagle, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/molybdenum, US), La Granja (copper, Peru), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Continues	Page 8 of 26

For further information, please contact:

Media Relations, Australia / Asia	Media Relations, EMEA / Americas
David Luff	Tony Shaffer
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 419 850 205	Mobile: +44 (0) 7920 041 003

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada
Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media

Continues	Page 9 of 26
Rio Tinto production summary
Rio Tinto share of production

							% Change
		Quarter			Half Year		Q2 10	Q2 10	H1 10
		2009	2010	2010	2009	2010	vs	vs	vs
		Q2	Q1	Q2	H1	H1	Q2 09	Q1 10	H1 09
Principal Commodities
Alumina	(‘000 t)	2,139	2,211	2,240	4,325	4,451	5%	1%	3%
Aluminium	(‘000 t)	942	937	952	1,889	1,889	1%	2%	0%
Bauxite	(‘000 t)	7,217	8,246	7,945	14,181	16,190	10%	-4%	14%
Borates	(‘000 t)	79	111	136	190	247	72%	22%	30%
Coal — hard coking coal	(‘000 t)	1,898	1,858	2,395	3,271	4,254	26%	29%	30%
Coal — other Australian	(‘000 t)	5,734	4,864	5,530	11,050	10,393	-4%	14%	-6%
Coal — US	(‘000 t)	21,067	10,073	11,143	42,561	21,216	-47%	11%	-50%
Copper — mined	(‘000 t)	208.2	165.3	167.9	404.2	333.2	-19%	2%	-18%
Copper — refined	(‘000 t)	102.0	95.9	90.6	206.3	186.5	-11%	-6%	-10%
Diamonds	(‘000 cts)	1,281	3,497	3,610	6,787	7,107	182%	3%	5%
Iron ore	(‘000 t)	44,589	43,361	43,610	75,833	86,971	-2%	1%	15%
Titanium dioxide feedstock	(‘000 t)	332	329	355	656	684	7%	8%	4%
Uranium	(‘000 lbs)	3,641	2,697	2,628	7,002	5,325	-28%	-3%	-24%

Other Metals & Minerals
Gold — mined	(‘000 ozs)	258	225	169	459	394	-34%	-25%	-14%
Gold — refined	(‘000 ozs)	112	174	146	220	320	30%	-16%	46%
Molybdenum	(‘000 t)	2.5	3.2	2.8	4.5	6.0	14%	-13%	34%
Salt	(‘000 t)	1,520	1,187	1,459	2,926	2,646	-4%	23%	-10%
Silver — mined	(‘000 ozs)	2,268	1,784	1,634	4,071	3,418	-28%	-8%	-16%
Silver — refined	(‘000 ozs)	931	1,320	1,112	2,016	2,432	20%	-16%	21%
Talc	(‘000 t)	224	240	264	426	504	18%	10%	18%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Continues	Page 10 of 26
Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

ALUMINA
Production (‘000 tonnes)
Gardanne (a)	100%	—	—	—	—	—	—	—
Gove	100%	613	641	656	595	615	1,222	1,210
Jonquière (Vaudreuil)	100%	248	261	288	316	309	575	626
Queensland Alumina	80%	781	803	813	762	790	1,551	1,552
Sã o Luis (Alumar)	10%	37	37	53	59	51	75	109
Yarwun	100%	347	345	341	336	318	661	654
Specialty alumina plants	100%	113	121	129	143	157	241	299

Rio Tinto total alumina production		2,139	2,208	2,282	2,211	2,240	4,325	4,451

ALUMINIUM
Production (‘000 tonnes)
Australia — Bell Bay	100%	45	44	44	43	44	89	87
Australia — Boyne Island	59%	83	84	84	82	83	163	165
Australia — Tomago	52%	68	69	68	67	68	135	134
Cameroon — Alucam (Edéa)	47%	8	9	10	8	6	15	14
Canada — six wholly owned (b)	100%	348	343	345	337	339	703	676
Canada — Alouette (Sept-Îles)	40%	57	58	58	57	57	113	113
Canada — Bécancour	25%	25	26	27	26	27	52	52
France — two wholly owned	100%	82	89	90	88	89	166	177
Iceland — ISAL (Reykjavik)	100%	47	48	48	47	47	94	94
New Zealand — Tiwai Point	79%	48	57	64	65	68	94	133
Norway — SORAL (Husnes)	50%	11	11	11	11	11	27	22
Oman — Sohar	20%	18	18	19	18	18	34	36
UK — two wholly owned	100%	35	36	40	41	47	71	88
UK — Anglesey (c)	51%	18	18	—	—	—	36	—
USA — Sebree	100%	48	48	49	48	49	96	98

Rio Tinto total aluminium production		942	956	957	937	952	1,889	1,889

BAUXITE
Production (‘000 tonnes) (d)
Awaso (e)	0%	109	22	47	34	—	283	34
Gove	100%	1,816	1,822	1,996	1,849	1,799	3,367	3,648
Porto Trombetas	12%	425	480	521	457	487	876	944
Sangaredi	(f )	937	1,171	1,565	1,356	1,392	2,311	2,748
Weipa	100%	3,929	3,949	4,942	4,550	4,266	7,345	8,816

Rio Tinto total bauxite production		7,217	7,443	9,072	8,246	7,945	14,181	16,190

Continues	Page 11 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	79	124	109	111	136	190	247

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,292	1,496	1,513	1,006	1,468	2,164	2,474
Kestrel Coal	80%	606	581	607	852	927	1,107	1,780

Rio Tinto total hard coking coal production		1,898	2,077	2,119	1,858	2,395	3,271	4,254

COAL — OTHER (g)
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	435	445	434	372	447	776	819
Blair Athol Coal	71%	2,250	2,142	1,858	1,525	1,569	4,068	3,094
Clermont (h)	50%	—	—	—	—	265	—	265
Hunter Valley Operations	76%	2,066	2,085	2,305	1,955	1,961	4,113	3,916
Kestrel Coal	80%	121	111	163	143	182	406	325
Mount Thorley Operations	61%	385	583	711	300	499	730	799
Warkworth	42%	478	665	549	569	607	957	1,175

Total Australian other coal		5,734	6,031	6,022	4,864	5,530	11,050	10,393

US Coal (‘000 tonnes)
Antelope (i)	48%	7,799	8,057	5,898	3,708	3,907	15,076	7,615
Colowyo	100%	783	845	717	582	506	1,652	1,088
Cordero Rojo (i)	48%	7,588	9,586	7,289	3,906	4,389	16,485	8,295
Decker (i)	24%	505	588	387	103	180	1,042	283
Spring Creek (i)	48%	4,392	4,251	2,803	1,774	2,161	8,306	3,935

Total US coal		21,067	23,327	17,095	10,073	11,143	42,561	21,216

Rio Tinto total other coal production		26,801	29,358	23,117	14,937	16,673	53,611	31,609

Continues	Page 12 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COPPER
Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	86.2	75.8	66.8	61.3	54.8	160.9	116.1
Escondida	30%	76.2	78.2	85.9	72.7	81.0	154.3	153.8
Grasberg — Joint Venture (j)	40%	25.3	25.2	32.5	13.4	13.8	50.1	27.2
Northparkes	80%	7.4	6.9	6.5	7.3	7.8	14.1	15.1
Palabora	58%	13.1	11.1	11.6	10.6	10.4	24.9	21.0

Rio Tinto total mine production		208.2	197.2	203.3	165.3	167.9	404.2	333.2

Refined production (‘000 tonnes)
Escondida	30%	25.7	25.0	24.0	18.9	23.1	49.2	41.9
Kennecott Utah Copper	100%	65.1	67.6	72.9	70.1	59.6	133.7	129.7
Palabora	58%	11.2	8.0	8.7	6.9	7.9	23.3	14.9

Rio Tinto total refined production		102.0	100.6	105.5	95.9	90.6	206.3	186.5

DIAMONDS
Production (‘000 carats)
Argyle	100%	408	2,274	3,504	2,531	2,605	4,812	5,136
Diavik	60%	853	497	918	938	967	1,924	1,905
Murowa	78%	20	17	29	29	38	51	67

Rio Tinto total diamond production		1,281	2,787	4,451	3,497	3,610	6,787	7,107

GOLD
Mine production (‘000 ounces) (d)
Barneys Canyon	100%	1	0	0	1	0	2	1
Bingham Canyon	100%	159	138	158	157	109	285	266
Escondida	30%	11	9	13	12	13	22	25
Grasberg — Joint Venture (j)	40%	73	118	187	38	26	124	64
Northparkes	80%	6	7	9	11	14	12	26
Rawhide (k)	0%	5	5	5	4	5	9	9
Others	—	2	2	1	2	2	5	3

Rio Tinto total mine production		258	278	374	225	169	459	394

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	112	112	147	174	146	220	320

Continues	Page 13 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

IRON ORE & IRON
Production (‘000 tonnes) (d)
Hamersley — six wholly owned mines	100%	26,834	30,353	30,050	25,510	25,712	46,405	51,221
Hamersley — Channar	60%	1,819	1,851	1,517	2,006	1,534	3,257	3,541
Hamersley — Eastern Range	(m )	2,374	2,636	2,349	2,473	2,354	4,332	4,827
Hope Downs	50%	2,748	3,019	2,843	4,054	4,052	4,455	8,106
Iron Ore Company of Canada	59%	2,515	1,329	2,432	1,870	2,284	4,368	4,153
Robe River	53%	8,298	7,789	8,037	7,448	7,675	13,016	15,123

Rio Tinto total mine production		44,589	46,977	47,228	43,361	43,610	75,833	86,971

Pig iron production (‘000 tonnes)
HIsmelt ® (l)	60%	—	—	—	—	—	—	—

MOLYBDENUM
Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	2.5	3.4	3.4	3.2	2.8	4.5	6.0

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,520	1,731	1,192	1,187	1,459	2,926	2,646

SILVER
Mine production (‘000 ounces) (d)
Bingham Canyon	100%	1,389	1,189	1,187	1,146	870	2,495	2,016
Escondida	30%	416	316	492	471	436	819	907
Grasberg — Joint Venture (j)	40%	303	460	557	16	147	457	163
Others	—	159	158	138	151	181	300	332

Rio Tinto total mine production		2,268	2,122	2,375	1,784	1,634	4,071	3,418

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	931	886	1,148	1,320	1,112	2,016	2,432

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	224	240	222	240	264	426	504

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	332	165	325	329	355	656	684

Continues	Page 14 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

URANIUM
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,180	2,138	1,663	1,361	1,196	4,063	2,557
Rössing	69%	1,461	1,640	1,697	1,336	1,432	2,938	2,768

Rio Tinto total uranium production		3,641	3,778	3,360	2,697	2,628	7,002	5,325

Production data notes

(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

(b)	Includes data for the Beauharnois smelter which ceased smelting operations in the second quarter of 2009.

(c)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(e)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(g)	Coal — other includes thermal coal and semi-soft coking coal.

(h)	Production commenced at Clermont in the second quarter of 2010.

(i)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(j)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(k)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date.

(l)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 30 June 2010.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in the Ningxia aluminium smelter, Corumbá and Jacobs Ranch mines were sold in 2009. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26
Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,816	1,822	1,996	1,849	1,799	3,367	3,648
Weipa mine — Queensland	100.0%	3,929	3,949	4,942	4,550	4,266	7,345	8,816
Brazil
Porto Trombetas (MRN) mine	12.0%	3,544	4,000	4,345	3,809	4,058	7,299	7,867
Ghana
Awaso mine (a)	80.0%	136	28	59	42	—	354	42
Guinea
Sangaredi mine (b)	23.0%	2,083	2,602	3,478	3,013	3,094	5,136	6,107

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		7,337	7,803	9,140	7,671	8,458	14,628	16,129

(a)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)

Australia
Gove refinery — Northern Territory	100%	613	641	656	595	615	1,222	1,210
Queensland Alumina Refinery —	80%	977	1,003	1,017	953	987	1,939	1,940
Queensland
Yarwun refinery — Queensland	100%	347	345	341	336	318	661	654
Brazil
São Luis (Alumar) refinery	10%	370	373	532	588	507	752	1,095
Canada
Jonquière (Vaudreuil) refinery — Quebec	100%	248	261	288	316	309	575	626
France
Gardanne refinery (a)	100%	—	—	—	—	—	—	—

(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant — Ontario	100.0%	4	3	4	4	5	8	9
Jonquière (Vaudreuil) plant — Quebec	100.0%	29	27	26	24	29	55	53
France
Beyrède	100.0%	2	4	6	4	5	5	10
Gardanne plant	100.0%	70	76	83	99	105	158	204
La Bâthie plant	100.0%	3	4	5	7	6	7	12
Germany
Teutschenthal plant	100.0%	4	6	5	5	7	8	12
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	45	44	44	43	44	89	87
Boyne Island smelter — Queensland	59.4%	139	141	141	137	140	275	277
Tomago smelter — New South Wales	51.6%	132	133	133	129	131	262	260
Cameroon
Alucam (Edéa) smelter	46.7%	16	18	22	17	14	33	31
Canada
Alma smelter — Quebec	100.0%	108	109	110	107	107	216	214
Alouette (Sept-Îles) smelter — Quebec	40.0%	143	145	145	141	142	284	283
Arvida smelter — Quebec	100.0%	43	43	44	43	43	84	86
Beauharnois smelter — Quebec (a)	100.0%	2	—	—	—	—	11	—
Bécancour smelter — Quebec	25.1%	101	103	109	103	106	208	209
Grande-Baie smelter — Quebec	100.0%	53	54	54	54	54	106	108
Kitimat smelter — British Columbia	100.0%	59	53	52	50	50	119	100
Laterrière smelter — Quebec	100.0%	59	59	59	58	59	117	116
Shawinigan smelter — Quebec	100.0%	25	25	25	25	26	50	51
China
Ningxia (Qingtongxia) smelter (b)	0.0%	—	—	—	—	—	10	—
France
Dunkerque smelter	100.0%	57	64	66	64	64	114	129
Saint-Jean-de-Maurienne smelter	100.0%	25	25	24	24	24	52	48
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	47	48	48	47	47	94	94
New Zealand
Tiwai Point smelter	79.4%	61	71	81	82	85	119	167
Norway
SORAL (Husnes) smelter	50.0%	21	22	22	22	22	54	44
Oman
Sohar smelter	20.0%	90	89	93	89	91	169	180
United Kingdom
Anglesey Aluminium smelter (c)	51.0%	35	36	—	—	—	70	—
Lochaber smelter	100.0%	9	9	10	10	10	19	20
Lynemouth smelter	100.0%	26	27	30	31	36	52	68
United States
Sebree smelter — Kentucky	100.0%	48	48	49	48	49	96	98
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (d)		1,243	1,244	1,254	1,232	1,271	2,410	2,503

(a)	The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(b)	Rio Tinto sold its 50% interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(c)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		79	124	109	111	136	190	247

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,438	1,468	1,434	1,228	1,478	2,564	2,705
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		3,158	3,007	2,609	2,141	2,202	5,710	4,343
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	—	—	—	529	—	529
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,576	1,824	1,845	1,227	1,790	2,639	3,017
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,383	1,610	2,400	1,892	1,736	4,595	3,628
Semi-soft coking coal production (‘000 tonnes)		346	1,144	644	690	854	838	1,544
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		151	138	204	179	228	507	407
Hard coking coal production (‘000 tonnes)		758	726	758	1,065	1,159	1,384	2,225
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		478	882	357	189	271	991	460
Semi-soft coking coal production (‘000 tonnes)		157	81	818	306	552	214	858
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		918	1,378	1,272	1,115	1,388	1,982	2,503
Semi-soft coking coal production (‘000 tonnes)		217	204	34	236	54	292	290

Total hard coking coal production (‘000 tonnes)		2,334	2,550	2,603	2,292	2,949	4,023	5,242

Total hard coking coal sales (‘000 tonnes) (b)		2,551	2,761	2,761	1,873	3,110	4,738	4,983

Total other coal production (‘000 tonnes) (c)		9,246	9,912	9,772	7,977	9,292	17,693	17,269

Total other coal sales (‘000 tonnes) (d) (e)		9,323	9,654	10,231	7,235	8,692	16,700	15,926

Total coal production (‘000 tonnes)		11,580	12,462	12,375	10,269	12,241	21,716	22,510

Total coal sales (‘000 tonnes)		11,875	12,415	12,992	9,108	11,801	21,437	20,909

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,072	2,246	2,246	1,519	2,526	3,846	4,045

Share of other coal sales (‘000 tonnes) (d) (e)		5,742	5,955	6,205	4,377	5,267	10,345	9,643

(a)	Production commenced at Clermont in the second quarter of 2010.

(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales include thermal coal and semi-soft coking coal.

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COAL (continued)

US Coal
Antelope mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,799	8,057	7,732	7,682	8,095	15,076	15,776
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		783	845	717	582	506	1,652	1,088
Cordero Rojo mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,588	9,586	9,616	8,091	9,094	16,485	17,185
Decker mine (a)	24.1%
Montana, US
Thermal coal production (‘000 tonnes)		1,010	1,177	901	429	745	2,083	1,174
Jacobs Ranch mine (b)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,062	9,126	—	—	—	17,411	—
Spring Creek mine (a)	48.3%
Montana, US
Thermal coal production (‘000 tonnes)		4,392	4,251	3,478	3,674	4,477	8,306	8,152

Total coal production (‘000 tonnes)		29,634	33,041	22,444	20,458	22,916	61,014	43,374

Total coal sales (‘000 tonnes)		29,487	32,918	22,467	22,417	23,042	61,563	45,459

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(b)	Rio Tinto sold its 100% interest in the Jacobs Ranch mine with an effective date of 1 October 2009. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COPPER & GOLD

Escondida	30.0%
Chile

Sulphide ore to concentrator (‘000 tonnes)		19,898	16,224	20,246	17,697	17,711	41,279	35,408
Average copper grade (%)		1.22	1.40	1.38	1.29	1.40	1.07	1.34
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		199.6	188.4	233.0	189.2	205.3	356.0	394.5
Contained gold (‘000 ounces)		37	29	42	40	42	72	82
Contained silver (‘000 ounces)		1,387	1,052	1,641	1,571	1,454	2,731	3,025
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		54	72	53	53	65	158	118
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		86	83	80	63	77	164	140

(a)	With effect from the first quarter of 2010, the calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)                     0.0% (40% of the expansion)

Papua, Indonesia
Ore treated (‘000 tonnes)	21,632	22,191	21,786	21,057	19,757	42,997	40,814
Average mill head grades:
Copper (%)	1.10	0.90	0.82	0.78	0.80	1.11	0.79
Gold (g/t)	1.51	1.33	1.23	0.87	0.64	1.32	0.76
Silver (g/t)	3.81	3.49	3.03	2.96	2.56	3.72	2.77
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	214.8	180.8	161.3	144.6	136.0	429.3	280.6
Gold in concentrates (‘000 ounces)	875	823	740	481	309	1,513	790
Silver in concentrates (‘000 ounces)	2,314	1,909	1,652	1,580	911	4,326	2,491
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	222.1	174.3	152.4	148.4	123.9	411.1	272.3
Gold in concentrates (‘000 ounces)	885	796	707	499	283	1,450	782
Silver in concentrates (‘000 ounces)	1,876	1,459	1,248	1,288	661	3,301	1,950

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2010 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 2Q 2010 until the release of its 2010 second-quarter and six-month results on 21 July 2010.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COPPER & GOLD (continued)
Kennecott Minerals Company
Rawhide mine (a) (b)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	5	5	4	5	9	9
Silver (‘000 ounces)		54	63	58	52	62	89	114

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(b)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date
Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.8	0.4	0.4	0.8	0.4	1.6	1.2
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,749	13,880	12,946	13,303	13,269	26,030	26,572
Average ore grade:
Copper (%)		0.69	0.60	0.57	0.52	0.48	0.69	0.50
Gold (g/t)		0.52	0.43	0.53	0.51	0.36	0.48	0.43
Silver (g/t)		3.96	3.35	3.45	3.28	2.56	3.68	2.92
Molybdenum (%)		0.036	0.038	0.044	0.042	0.039	0.034	0.041
Copper concentrates produced (‘000 tonnes)		290	258	223	224	223	547	447
Average concentrate grade (% Cu)		29.7	29.3	29.9	27.2	24.6	29.4	25.9
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		86.2	75.8	66.8	61.3	54.8	160.9	116.1
Gold (‘000 ounces)		159	138	158	157	109	285	266
Silver (‘000 ounces)		1,389	1,189	1,187	1,146	870	2,495	2,016
Molybdenum concentrates produced (‘000 tonnes):		4.7	6.5	6.5	6.2	5.4	8.5	11.6
Molybdenum in concentrates (‘000 tonnes)		2.5	3.4	3.4	3.2	2.8	4.5	6.0

(a)	Mining operations ceased in the first quarter of 2002. Gold continued to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		305	294	288	232	212	593	444
Copper anodes produced (‘000 tonnes) (a)		67.5	67.0	79.7	72.3	53.5	140.4	125.9
Production of refined metal:
Copper (‘000 tonnes)		65.1	67.6	72.9	70.1	59.6	133.7	129.7
Gold (‘000 ounces) (b)		112	112	147	174	146	220	320
Silver (‘000 ounces) (b)		931	886	1,148	1,320	1,112	2,016	2,432

(a)	New metal excluding recycled material

(b)	Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,422	1,421	1,344	1,364	1,304	2,789	2,668
Average ore grades:
Copper (%)		0.75	0.69	0.70	0.76	0.82	0.71	0.79
Gold (g/t)		0.24	0.26	0.33	0.44	0.57	0.24	0.50
Copper concentrates produced (‘000 tonnes)		27.0	24.3	23.7	25.9	29.7	50.5	55.6
Contained copper in concentrates:
Saleable production (‘000 tonnes)		9.3	8.6	8.1	9.1	9.8	17.6	18.9
Sales (‘000 tonnes) (a)		7.8	6.6	9.7	7.5	7.5	10.7	15.1
Contained gold in concentrates:
Saleable production (‘000 ounces)		7.9	8.4	11.0	14.0	17.9	14.9	31.9
Sales (‘000 ounces) (a)		5.9	6.1	9.8	11.8	15.1	8.3	26.9

(a)	Rio Tinto’s 80% share of material from the Joint Venture.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

COPPER & GOLD (continued)
Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,940	2,792	2,809	2,783	2,861	5,729	5,644
Average ore grade: copper (%)		0.68	0.66	0.67	0.66	0.64	0.68	0.65
Copper concentrates produced (‘000 tonnes)		76.1	61.8	65.8	61.8	57.9	143.2	119.6
Average concentrate grade: copper (%)		29.9	31.1	30.5	29.8	31.1	30.2	30.4
Copper in concentrates (‘000 tonnes)		22.7	19.3	20.1	18.4	18.0	43.2	36.4
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		68.0	58.5	67.3	57.7	59.6	140.8	117.3
New copper anodes produced (‘000 tonnes)		18.9	12.5	14.3	12.4	14.6	39.1	27.0
Refined new copper produced (‘000 tonnes)		19.5	13.8	15.1	12.0	13.8	40.5	25.8
By-products:
Magnetite concentrate (‘000 tonnes)		617	759	697	754	780	1,389	1,535
Nickel contained in products (tonnes)		33	29	11	18	15	54	33
Vermiculite plant
Vermiculite produced (‘000 tonnes)		46	48	50	54	46	98	100

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		315	1,465	1,972	1,726	2,009	1,196	3,735
AK1 diamonds produced (‘000 carats)		408	2,274	3,504	2,531	2,605	4,812	5,136
Diavik Diamonds	60.0%
Northwest Territories, Canada Ore processed (‘000 tonnes)		382	186	364	388	522	809	910
Diamonds recovered (‘000 carats)		1,421	828	1,530	1,563	1,612	3,207	3,174
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		78	39	66	88	109	162	197
Diamonds recovered (‘000 carats)		26	21	37	37	49	66	86
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom	100.0%	26,834	30,353	30,050	25,510	25,712	46,405	51,221
Price, Marandoo, Yandicoogina, Brockman and Nammuldi
Hamersley — Channar	60.0%	3,032	3,085	2,528	3,344	2,557	5,428	5,901
Hamersley — Eastern Range	(a )	2,374	2,636	2,349	2,473	2,354	4,332	4,827
Hope Downs	50.0%	5,495	6,037	5,687	8,108	8,104	8,910	16,211
Robe River — Pannawonica	53.0%	7,426	7,378	6,801	6,971	7,726	10,998	14,697
(Mesas J and A) (b)
Robe River — West Angelas	53.0%	8,231	7,317	8,362	7,083	6,755	13,559	13,838

Total production (‘000 tonnes)		53,393	56,808	55,778	53,488	53,207	89,633	106,695

Total sales (‘000 tonnes) (c)		52,479	55,722	56,350	52,896	55,697	91,823	108,593

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Production at the Mesa A mine commenced in the first quarter of 2010.

(c)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		2,396	835	1,034	261	959	3,855	1,220
Pellets (‘000 tonnes)		1,887	1,429	3,107	2,923	2,930	3,584	5,853
Sales:
Concentrate (‘000 tonnes)		1,832	1,167	1,317	314	1,455	2,751	1,769
Pellets (‘000 tonnes)		2,407	2,086	3,307	2,676	2,996	3,617	5,672
Rio Tinto Brasil
Corumbá mine (a)	0.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes)		574	534	—	—	—	975	—
Sales (‘000 tonnes)		140	253	—	—	—	278	—

(a)	Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009. Production data are shown up to that date.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		—	—	—	—	—	—	—

(a)	In March 2009, Rio Tinto placed HIsmelt on an extended care and maintenance programme.
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2009	2009	2009	2010	2010	2009	2010

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,224	2,532	1,744	1,737	2,134	4,280	3,871

TALC
Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		224	240	222	240	264	426	504

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a) (b)
(Rio Tinto share)
Titanium dioxide		332	165	325	329	355	656	684
feedstock production (‘000 tonnes)

(a)	Quantities comprise 100% of Rio Tinto Fer et Titane and 50% of Richards Bay Minerals production until late 2009 when RBM concluded a Broad Based Black Economic Empowerment transaction. RTIT’s share of RBM production reflects a decrease from 50% to 37% with effect from 9 December 2009.

(b)	Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.
URANIUM
Energy Resources of Australia Ltd

Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		3,188	3,126	2,432	1,991	1,749	5,942	3,739
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,130	2,391	2,475	1,948	2,088	4,285	4,036
Rio Tinto percentage interest shown above is at 30 June 2010. The data represent full production and sales on a 100% basis unless otherwise stated.